February 17, 2006

Mr. Christopher White

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. White,

We are in receipt of your letter dated February 3, 2006. We appreciate your inquiry and would like to inform you that you can expect our reply no later than March 10, 2006.

Please do not hesitate to contact me if I can answer any questions for you in advance of our reply.

Sincerely,

/s/ A. Katrina Roche, CEO

17304 Preston Road

Suite 975

Dallas, TX 75252.5631

972.381.4699